SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          ____________________________

                                   Schedule TO

          TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                 Amendment No. 1
                          ____________________________

                           Delta and Pine Land Company
                       (Name of Subject Company (Issuer))
                          ____________________________

                      Delta and Pine Land Company (Issuer)
 (Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))
                     Common Stock, Par Value $0.10 Per Share
                         (Title of Class of Securities)

                             Common Stock: 247357106
                      (CUSIP Number of Class of Securities)
                          ____________________________

                                  R. D. Greene
           Vice President - Finance, Treasurer and Assistant Secretary
                           Delta and Pine Land Company
                                 One Cotton Row
                            Scott, Mississippi 38772
                            Telephone: (662) 742-4000
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)
                          ____________________________

                                    Copy to:
                                 Sam D. Chafetz
               Baker, Donelson, Bearman, Caldwell & Berkowitz, PC
                         165 Madison Avenue, Suite 2000
                                Memphis, TN 38103
                            Telephone: (901) 526-2000
                          ____________________________

                            CALCULATION OF FILING FEE

    Transaction Valuation*                            Amount of Filing Fee**
--------------------------------                   -----------------------------
          $50,000,000                                         $5,885

* Calculated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that an aggregate of 1,739,130 shares of common stock, par value $0.10 per share are purchased at the maximum possible tender offer price of $28.75 per share.
** The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, equals $117.70 per million of the value of the transaction.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

 Amount Previously Paid: $15,000       Filing Party: Delta and Pine Land Company
 Form or Registration No.: Form S-8    Date Filed: March 28, 2005

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
|_|  third-party tender offer subject to Rule 14d-1.
|X|  issuer tender offer subject to Rule 13e-4.
|_|  going-private transaction subject to Rule 13e-3.
|_|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

     This Amendment No. 1 to Tender Offer Statement on Schedule TO relates to the tender offer by Delta and Pine Land Company, a Delaware corporation ("D&PL" or the "Company"), to purchase for cash up to 1,739,130 shares, of its common stock, par value $0.10 per share at a price of not more than $28.75 nor less than $25.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the offer to purchase (the "Offer to Purchase") and the accompanying letter of transmittal (the "Letter of Transmittal"), which are dated and were filed with the Commission on April 20, 2005, as Exhibits to the Company's original Schedule TO dated that date (the "Schedule TO"). This Amendment No. 1 to Schedule TO adds two additional paragraphs to Item 11(b) of the Schedule TO, as it relates to information incorporated therein by reference from the Offer to Purchase attached thereto as Exhibit (a)(1)(A).

Item 11.  Additional Information

There are hereby added to Item 11(b) "Other Material Information" the following two paragraphs:

Withdrawal Rights (see page 23 of the Offer to Purchase). A stockholder who tenders shares at different prices is required to submit a separate letter of transmittal for the shares being tendered at each particular price level. Accordingly, if such a stockholder wishes to withdraw any shares so tendered, it must submit a separate withdrawal notice for the shares being withdrawn at each particular price level.

Conditions of the Tender Offer (see pages 26-28 of the Offer to Purchase). The Company's purpose in making this offer (as stated elsewhere in the Offer to Purchase) is to provide an "opportunity to return cash to our stockholders who elect to tender their shares, while at the same time increasing non-tendering stockholders' proportionate interest in D&LP". Notwithstanding the broad and general wording of certain of the conditions of the tender offer, the Company will apply these conditions narrowly if an event occurs that possibly could lead to a withdrawal of the offer. In particular, we will try to determine with specificity whether the particular event is likely to materially increase the Company's need for cash, materially adversely affect the conduct of our business, or materially adversely impact the stockholders who do not tender their shares, so as to render the stated purpose of this offer inappropriate (e.g., because of necessity for the Company to utilize the cash that would otherwise have been returned to our stockholders in this offer or material impairment of the non-tendering stockholders' share value) or the consummation of the offer unlikely or improper (e.g., due to governmental action or regulation) at that time. In doing so, the Company will seek to apply materiality standards that are consistent with those reflected in the Commission's rules and regulations, such as Regulations S-K and S-X. Therefore, the Company believes it appropriate to revise, in particular, the bullet sub-points third through sixth that appear on page 27 of the Offer to Purchase, to read as follows:

  - a change in United States or any other currency exchange rates or a suspension of or limitation on the markets therefor of a nature and magnitude that would have a material adverse effect on the Company;

  - the commencement or escalation of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any of its territories, including but not limited to an act of terrorism, of a location, nature and magnitude that would have a material adverse effect on the Company;

  - any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event, or any material disruption or change in the financial or capital markets generally or the market for loan syndications in particular, that, in our reasonable judgment, would affect the extension of credit by banks or other lending institutions in the United States, in a way that would have a material adverse effect on the Company;

  - any material change in the general political, market, economic or financial conditions in the United States or abroad that would, in our reasonable judgment, have a material adverse effect on the business, condition (financial or otherwise), assets, income, operations or prospects of us or our subsidiaries, taken as a whole, or otherwise materially impair in any way the conduct of the business of us or any of our subsidiaries;"

In addition, the Company confirms that it will promptly decide whether to terminate its offer or to waive the condition and proceed with its offer if an event occurs which the Company believes triggers a right to withdraw its offer, rather than unreasonably delaying such a decision.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      DELTA AND PINE LAND COMPANY


                                      By:  /s/ R. D. Greene
                                         -------------------------------------
                                      Name:  R. D. Greene
                                      Title: Vice President - Finance, Treasurer
                                             and Assistant Secretary

Dated: May 11, 2005